Bitauto Holdings Limited

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

July 25, 2013

VIA EDGAR

Barbara Jacobs, Assistant Director

Ivan Griswold, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Christine Davis, Assistant Chief Accountant

Morgan Youngwood, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitauto Holdings Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)

Filed on April 26, 2013

(File No. 001-34947)

Dear Ms. Jacobs, Mr. Griswold, Mr. Krikorian, Ms. Davis, and Mr. Youngwood:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 12, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2012 Form 20-F and the Company’s response letter to the Staff dated June 18, 2013. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2012 Form 20-F.

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Item 5. Operating and Financial Review and Prospects

Key Components of Results of Operations

Revenues, page 60

1.	We note your response to prior comment 3. Please tell us if you internally track renewal rates for your automobile dealer subscription services and, if so, explain in greater detail why renewal rates are not considered key metrics. In this regard, it would appear that renewal rates would be indicative of how customers and the related revenue are retained.

Securities and Exchange Commission

July 25, 2013

The Staff’s comment is duly noted. The Company respectfully advises the Staff that it does internally track the renewal rates for the automobile dealer subscription services. In response to the Staff’s comment, the Company plans to expand the disclosure in its future Form 20-F filings to disclose the renewal rates.

Liquidity and Capital Resources, page 81

2.	We note your response to prior comment 6. Please tell us what consideration was given to providing, within your liquidity disclosures, the disclosures noted on pages 26 and 53 with respect to the requirement to obtain SAFE approval for capital account items.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company will provide the disclosures noted on pages 26 and 53 with respect to the requirement to obtain SAFE approval for capital account items within the liquidity disclosures in its future Form 20-F filings.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 94

3.	We note your response to comment no. 8. However, as discussed under Material Contracts on page 101, the loan agreement between the senior management team and AutoTrader Group, Inc. was an element of a larger transaction, which included a shareholder agreement between the company and the identified shareholders. In this regard, Item 7.B. requires disclosures with respect to transactions or loans. Accordingly, we reissue comment no. 8 it its entirety.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company will disclose the nature and terms of the underlying loan transactions and include a separately captioned risk factor disclosing the existence and nature of this loan and any corollary risks in its future Form 20-F filings.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 25, 2013

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Bin Li
Bin Li
Chairman and Chief Executive Officer

cc:	Xuan Zhang, Chief Financial Officer, Bitauto Holdings Limited
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Henry Yim, Ernst & Young Hua Ming LLP